

December 11, 2013

Via E-mail
Dean Ledger
Chief Executive Officer
Nanoflex Power Corporation
17207 N Perimeter Drive, Suite 210
Scottsdale, Arizona 85255

> **Re:** **Nanoflex Power Corporation f/k/a Universal Technology Systems Corp.**
> **Amendment No. 1 to Form 8-K**
> **Filed November 25, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 14, 2013**
> **File No. 333-187308**

Dear Mr. Ledger:

We have reviewed your filings and have the following comments.

<p style="text-align:center">Amendment No. 1 to Form 8-K</p>

Summary Business Developments, page 6

1. We note your response to comment 4 in our letter dated October 25, 2013. Please disclose the duration of your patents. Please also expand your disclosure to identify the foreign jurisdictions in which your patents are granted.

2. We note your response to comment 5 in our letter dated October 25, 2013.   Please disclose the basis for your statement that GPEC is a leader in advanced solar cell technologies that have the potential to redefine the solar industry.

3. We note your response to comment 6 in our letter dated October 25, 2013. Please disclose whether you have any current financing plans to support your development goals.

September 22, 2013 Private Placement of Company Common Stock, page 27

4. Please disclose the information required by Item 701(c) of Regulation S-K.

Exhibits

5. We note your response to comment 14 in our letter dated October 25, 2013. Please note

that any comments regarding your confidential treatment request will be sent under separate cover.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Financial Statements
Statements of Operations, page 3

6. On your balance sheet on page 2, you indicate that you had 42,235,302 shares outstanding at September 30, 2013. In this regard, please tell us how you determined that the weighted average common shares outstanding, basic and diluted for the nine-months ended September 30, 2013 was 61,079,624. Please advise.

Controls and Procedures, page 15

7. It does not appear that you performed an evaluation regarding the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report. Please perform a complete effectiveness assessment of your disclosure controls and procedures and disclose your conclusions in an amended Form 10-Q for the period ended September 30, 2013. See Item 307 of Regulation S-K. Please ensure that your amended filing includes currently dated management certifications that refer to the Form 10-Q/A.

Exhibits 31.1, 31.2 and 31.3

8. You have replaced the word "report" with "quarterly report" in paragraphs 2, 3, and 4 of your certifications. In future filings, please revise your certifications to use the word "report" instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        Darren Ofsink, Esq.